[Letterhead of Sullivan & Cromwell LLP]

February 25, 2013

Suzanne Hayes,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Re:	Artisan Partners Asset Management Inc. — Registration Statement on
Form S-1 (File No. 333-184686)

Dear Ms. Hayes:

On behalf of our client, Artisan Partners Asset Management Inc. (the “Company”), we enclose herewith Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”). Amendment No. 4 reflects the Company’s responses to the Staff’s comment letter (the “Comment Letter”) dated February 21, 2013, concerning the Company’s Amendment No. 3 to the Registration Statement filed on February 14, 2013 (“Amendment No. 2”), as well as certain revised information and conforming changes resulting therefrom. We are also providing courtesy hard copies of Amendment No. 4, including a version of Amendment No. 4 marked to reflect changes from Amendment No. 3, and this letter, to you. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 4.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. As a result of changes to the Registration Statement, some page references have changed in Amendment No. 4. The page references in the Staff’s comments refer to page numbers in Amendment No. 3, and the page numbers in the Company’s responses refer to page numbers in Amendment No. 4.

General

1.	We note your January 11, 2013 press release regarding the launch of a new active equity investment strategy, Artisan Global Small-Cap Growth Strategy, in early 2013. Please tell us how you considered disclosure of this new strategy.

Securities and Exchange Commission February 25, 2013	- 2 -

The Company has revised its disclosure on pages 6, 30, 140, 141 and 143 of Amendment No. 4 to provide that the Company has plans to launch a new Global Small-Cap Growth strategy in early 2013 managed by the Company’s existing Global Equity Team. Because the strategy will be managed by members of the Company’s existing Global Equity team, the Company believes the new strategy presents fewer risks than might be presented if the Company were launching a new strategy managed by a new investment team. Because the Company has not yet launched the strategy, there is no assets under management or performance data for the strategy.

Track Record of Investment Excellence, page 3

2.	Please tell us why you do not discuss your Non-U.S. Value strategy in this section. We note your disclosure on page 22 that this strategy is your third largest and represented $11.7 billion, or 16%, of your assets under management at December 31, 2012 and your disclosure on page 27 that it represented 15% of your investment management fees for the year ended December 31, 2012.

The Company has revised its disclosure on pages 3 and 137 of Amendment No. 4 to provide a discussion of the Non-U.S. Value strategy.

The regulatory environment in which we operate . . . page 36

3.	Please revise to clarify when the IRS regulations implementing FATCA became effective and further describe the expected impact of FATCA on your business or results of operations.

The Company has revised its disclosure on page 37 of Amendment No. 4 in response to the Staff’s comment.

Unaudited Pro Forma Consolidated Financial Information, page 85

4.	Please be advised that we may have additional comments on the pro forma financial information once it is completed.

The Company acknowledges that the Staff may have additional comments on the pro forma financial information.

Unaudited Pro Forma Consolidated Statement of Operations, page 86

5.

Please revise the line items Net income (loss) attributable to Artisan Partners Asset Management and Net loss per basic and diluted general partner and Class A common unit to indicate that such amounts are before nonrecurring charges

Securities and Exchange Commission February 25, 2013	- 3 -

directly attributable to the transaction. Please provide a footnote reference to identify and quantify all nonrecurring charges.

The Company has revised the line items Net income (loss) attributable to Artisan Partners Asset Management and Net loss per basic and diluted general partner and Class A common unit on page 86 of Amendment No. 4 to indicate that such amounts are before nonrecurring charges directly attributable to the transaction. The Company has also included footnote (h) on page 89 of Amendment No. 4 to identify and quantify all nonrecurring charges.

Notes to Unaudited Pro Forma Consolidated Statement of Operations, page 87

6.	We refer you to pro forma adjustments (c) and (g) to your pro forma consolidated statement of operations for the year ended December 31, 2012. It is not clear how you determined it was appropriate pursuant to Rule 11-02(b)(6) of Regulation S-X to include a pro forma income statement adjustment related to restricted stock units you expect to grant to your non-employee directors. Please alternatively disclose that (i) the compensation expense you expect to recognize related to the grant of these restricted stock units is not included in the pro forma statement of operations, (ii) quantify the expected compensation expense, and (iii) indicate when you expect the compensation will be recognized.

The Company has clarified in footnote (c) on page 87 of Amendment No. 4 that the pro forma income statement adjustment related to the restricted stock units it expects to grant to its non-employee directors will be an annual, recurring charge. The Company has also referenced footnote (c) in footnote (g) on page 88 of Amendment No. 4. The first annual award of $100,000 of restricted stock units to each of the five non-employee directors will be made in connection with the offering and each subsequent award of $100,000 of restricted stock units to each of the five non-employee directors will be made at the beginning of each fiscal year. Pursuant to Rule 11-02(b)(6) of Regulation S-X, the Company has included this expense in the pro forma statement of operations because (i) the amount is factually supportable as the Company’s board of directors has approved, by board resolution, the award in a specified dollar amount on specified dates, (ii) the amount is directly attributable to the transaction as the first awards are being made in connection with the offering and subsequent awards have been approved by the board of directors elected in anticipation of the offering and (iii) the awards will have a continuing impact as they will be granted annually, as approved by the board of directors on February 5, 2013.

7.

We refer you to pro forma adjustment (g) to your pro forma consolidated statement of operations for the year ended December 31, 2012. Please expand your disclosure to address how you determined the number of shares issued in connection with the

Securities and Exchange Commission February 25, 2013	- 4 -

offering that should be included in the denominator for your pro forma earnings per share calculation. In this regard, we note that in computing pro forma EPS the denominator should include only those shares whose proceeds are being reflected in pro forma adjustments in the statement of operations.

The Company has revised footnote (g) on page 88 of Amendment No. 4 to give effect to the number of shares the proceeds of which would be used to repay its outstanding indebtedness under the Company’s revolving line of credit. In addition, giving consideration to SAB Topic 1B.3, the Company has revised footnote (g) to give effect to distributions paid to limited partners in 2012 and distributions that will be made in connection with the closing of the offering, to the extent the distributions exceeded earnings during the applicable periods. As such, unaudited pro forma earnings per share gives effect to the number of shares the proceeds of which are deemed necessary (i) to pay the distribution amounts in excess of earnings and (ii) to repay all of the outstanding principal on the Company’s revolving credit facility. As the number of shares required to pay historical distributions in 2012 and distributions in connection with the offering, as well as debt repayment, exceeds the number of Class A common shares being offered, the total number of Class A common shares being offered are included in the denominator of pro forma earnings per share.

Equity Compensation Awards . . . , page 171

8.	Please revise to explain why Mr. Colson, Mr. Daley, and Mr. Patenaude were granted additional Class B limited partnership interests in July 2012.

The Company has revised its disclosure on page 173 of Amendment No. 4 to explain that Mr. Colson, Mr. Daley and Mr. Patenaude were granted additional Class B limited partnership interests in July 2012 in recognition of their performance and in light of their overall compensation, which the Company’s general partner believed was not commensurate with their responsibilities and the caliber of their performance in fulfilling those responsibilities.

9.	Please explain the increases in the equity balances in the table on page 172 from December 31, 2011 to December 31, 2012. Also, please explain the increases in the termination payments described on page 178 compared to the figures in your last amendment.

The Company has expanded its disclosure to pages 173 and 179 of Amendment No. 4 to summarize the events impacting equity balances in the table on page 173 and the events impacting the termination payments described on page 179. These events include (i) the July 2012 modification of the calculation of the redemption value of Class B common units, (ii) the Company’s improved financial performance and stronger equity markets,

Securities and Exchange Commission February 25, 2013	- 5 -

(iii) an additional grant of Class B common units during 2012 to three of the Company’s named executive officers and (iv) additional vesting during 2012 of previously granted awards.

Other, page 186

10.	Please revise to clarify Carlene Ziegler’s current position at the company, the nature of the services she provides to the company, or the basis upon which she received compensation from you in the last three fiscal years.

The Company has revised its disclosure on page 187 of Amendment No. 4 to describe Carlene Ziegler’s role as a managing director of Artisan Partners Holdings LP in which she serves in an advisory capacity to Artisan Partners Holdings’ senior management, particularly with respect to matters relating to portfolio management, investment strategies, capabilities of potential investment managers and capital structure planning. The revised disclosure also provides Mrs. Ziegler’s role as director of Artisan Partners Holdings’ current general partner, AIC.

Underwriting; Conflicts of Interest, page 204

11.	We note your disclosure on pages 204-205 of a directed share program.

•	Please revise to clarify the “other persons associated with [you]” that can participate in the program.

The Company has revised its disclosure on page 205 of Amendment No. 4 to clarify that only directors, executive officers and employees can participate in the directed share program.

•	Please advise us how your directed share program works and provide us with any materials given to potential purchasers of the reserved shares.

To date, the Company has not provided any materials to potential investors in the directed share program (the “DSP”). After launch, the Company intends to send a communication regarding the DSP to directors, executive officers and employees. The communication will comply with Rule 134 of the Securities Act (including the appropriate legend), and will provide basic information about the program, including a clear statement that there is no obligation to participate in the program and buy shares.

The mechanics of the DSP follow standard practice. The Company has provided a list of eligible participants (i.e., directors, executive officers and employees) to

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Morgan Stanley Smith Barney (“MSSB”), who will manage the DSP. MSSB will contact potential participants and provide instructions to access a secure DSP website and the procedures for participating in the DSP. Participants may only participate through a limited purpose brokerage account with MSSB.

After a subscription period, during which potential participants indicate how many shares they’d like to purchase, the Company will allocate shares among participants. The allocation will be at the Company’s sole discretion. On the evening of pricing, each participant will confirm his or her order. Once orders are confirmed, participants will have a binding obligation to deliver payment for the shares.

•	Please tell us how you considered additional disclosure related to this program, such as in “Risk Factors” or “Relationships and Related Party Transactions.”

The Company has revised its disclosure on page 45 of Amendment No. 4 in “Risk Factors” to provide that all shares purchased through the directed share program will be subject to a 180-day lock-up period. The Company does not believe additional Risk Factor disclosure is warranted.

The Company has also revised its disclosure on page 187 of Amendment No. 4 in “Relationships and Related Party Transactions—Other” to provide a description of the DSP and a reference to “Underwriting; Conflicts of Interest” for additional information. As noted above, to date, the Company has not provided any materials to potential investors in the program.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com) or to Sam B. Sellers at (212) 558-3382 or by email (sellerss@sullcrom.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile (212-291-9025) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Catherine M. Clarkin

Catherine M. Clarkin

(Enclosures)

cc:	Jeanne Baker
Aslynn Hogue
Sasha Pechenik
Michael Seaman
(Securities and Exchange Commission)

Janet D. Olsen
(Artisan Partners Asset Management Inc.)

Mark J. Menting
Sam B. Sellers
Meredith L. Lazarus
(Sullivan & Cromwell LLP)